SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release

October 5, 2005 at 13.30 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso appoints John Gillen as Region Manager North America

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that John Gillen, 46, has been appointed Region Manager North America and President of Stora Enso North America Corporation, effective from 1 January 2006. He has also been invited to become a member of the Stora Enso Management Group. Lars Bengtsson, currently Senior Executive Vice President of Stora Enso’s North American operations and member of the Stora Enso Executive Management Group will retire on 31 December 2005.

John Gillen is currently Senior Vice President, Coated Mechanical Papers at Stora Enso’s North American operations, a position he has held since 2002. In his role as President of Stora Enso North America Corporation and Region Manager, he will report to CEO Jukka Härmälä. In addition to his new duties, he will continue to oversee coated mechanical operations at the Biron, Niagara and Whiting mills in Wisconsin. In that capacity he will report to Bernd Rettig, Senior Executive Vice President, Stora Enso Publication Paper.

North American Organisation

The North American business areas became part of the Stora Enso global product divisions on 1 September 2005. The support areas will continue to be locally led. Organisational units reporting to the Region Manager include:

•	Communications

•	Human Resources

•	Power & Energy

•	Purchasing & Logistics

•	Shared Services (Finance, IT and Legal)

•	Strategy, Investments and Mergers & Acquisitions

•	Wood Supply US

Other North American support services including Research, Engineering and Maintenance will continue to report to Russ Wanke, Senior Vice President, Fine Paper, North America.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

For further information, please contact:

Lars Bengtsson, SEVP, Stora Enso North America, tel. +1 715 422 4039

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

Keith B Russell, SVP, Investor Relations, tel. +44 20 7016 3146

John Gillen, Senior Vice President, Coated Mechanical Papers, North America, tel. +1 84 7 627 3519

Tim Laatsch, SVP, Corporate Communications, Stora Enso North America, tel. +1 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Previous press releases concerning Stora Enso’s North American operations:

-	30 August 2005: Stora Enso to merge its North American division into its global product divisions

Stora Enso Oyj

Business ID 1039050-8

2(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel